SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Pro Forma Financial Data

The following unaudited pro forma consolidated financial information for the years ended December 31, 2003 and 2004 and as of has been derived by the application of pro forma adjustments to the Company’s historical consolidated financial statements and is presented for informational purposes only and does not purport to represent the Company’s consolidated results of operations or financial condition as would have actually been reported had the restructuring in fact occurred on such dates, or to project the Company’s consolidated results of operations or financial condition as of any future date or for any future period. Unless otherwise stated, all dollar amounts presented in this “UNAUDITED PRO FORMA FINANCIAL DATA” are expressed in thousands of U.S. dollars.

The pro forma consolidated financial data is unaudited and is based on assumptions the Company believe are reasonable and which reflect the most probable debt restructuring scenario. The pro forma assumptions are summarized below and are more fully described in the accompanying notes to the unaudited pro forma consolidated financial information. The pro forma adjustments are based on currently available information and assumptions. The unaudited pro forma consolidated financial information, should be read carefully including the accompanying notes, in conjunction with the Company’s historical consolidated financial statements as of December 31, 2003 and 2004.

The unaudited pro forma consolidated balance sheet as of December 31, 2004 gives effect to debt restructuring based on the terms negotiated and agreed upon with the Company’s creditors, including the sale of the Company’s preferred and common shares for cash and the payment of related fees and charges, which is referred to collectively in this “UNAUDITED PRO FORMA FINANCIAL DATA” as the “debt restructuring,” as if the debt restructuring had occurred on the date of the unaudited consolidated balance sheet.

The unaudited pro forma consolidated statements of operations for the years ended December 31, 2003 and 2004 have been prepared as if the consummation of the debt restructuring had occurred at the beginning of the respective periods.

The unaudited pro forma consolidated financial information has been prepared assuming that each of the Company’s creditors will receive, in exchange for all obligations owed by the Company to such creditor, based on the aggregate principal and interest as of June 30, 2004, but excluding any default or penalty interest, the following amounts which are referred to as each creditor’s “credit amount”:

  new senior secured debt in a principal amount equal to approximately 60% of such credit amount;

  cash in the amount of approximately 40% of such credit amount; and

  cash interest (at three-month LIBOR plus 3.0% in the case of U.S. dollar-denominated obligations and at the CDI rate plus 2.0% in the case of reais-denominated obligations) from July 1, 2004 through the date of closing calculated on 100% of such credit amount.

The Company made the following additional assumptions in preparing the unaudited pro forma consolidated financial information:

Overall assumptions for the unaudited pro forma consolidated financial information:

  The Company has assumed that the debt restructuring has been consummated at December 31, 2004;

  The Company has assumed that creditors holding 100% of the Company’s outstanding debt agreed to participate in the restructuring.

  The Company has assumed that the credit amount comprises the aggregate principal amount and accrued interest as of June 30, 2004 and excludes any default or penalty interest under the original debt instruments, such default or penalty interest being assumed to have been waived by the creditors;

  The new senior secured debt to be issued by Company in connection with the restructuring is denominated in Brazilian reais, in the case of debt issued to creditors currently holding reais– denominated instruments, and in U.S. dollars, in the case of creditors currently holding U.S. dollar instruments. As a result, we have assumed that approximately 57% of the senior debt outstanding upon consummation of the restructuring is denominated in Brazilian reais and that the remaining portion of the new senior secured debt is denominated in U.S. dollars.

  The cash to be paid to the creditors in the restructuring will be funded primarily through the sale of 560,776,966 of the Company’s common shares and 1,079,874,843 of the Company’s preferred shares at a price of R$0.35 per share, resulting in gross proceeds of R$574,228 (US$216,331). The actual net proceeds depend in part upon the actual expenses associated with the equity issuances, with such expenses currently estimated to be US$753. Additionally, the Company has assumed that a portion of the cash to be paid to the creditors is financed through a bridge loan from a Brazilian banking institution in an amount of R$200,000 (US$75,347) to be repaid shortly after receiving the proceeds of the equity offering; as well as a Company’s cash proceeds in the amount of R$120.000 (US$ 45,208)

  The Company has assumed that the new reais-denominated senior secured debt will bear interest at the CDI rate plus 2.0% (increasing to 3.0% after December 15, 2005). As of December 31, 2004, the CDI rate was 18.75%;

  The Company has assumed that all new U.S. dollar-denominated senior secured debt will bear interest at the fixed rate of 7%; and

  The following exchange rates of the Brazilian real to the U.S. dollar have been used in the preparation of the pro forma financial information:

    R$2.6544 to US$1.00 at December 31, 2004;

    R$2.8892 to US$1.00 at December 31, 2003; and

    R$3.5333 to US$1.00 at December 31, 2002.

Assumptions for the unaudited pro forma consolidated balance sheet:

  The Company has assumed that the principal amount of all new senior secured debt issued in connection with the debt restructuring will be payable commencing in March 2006, with the final installment of principal due in December 2009; and

  The Company has assumed that interest on the new notes will be payable quarterly, commencing on June 15, 2005, in arrears.

Assumptions for the unaudited pro forma consolidated statements of operations:

  The Company has assumed that interest on the new notes will accrue based upon the effective interest rate in the debt restructuring and will be payable quarterly, in arrears.

The adjusted pro forma amounts represent only a possible outcome of the debt restructuring based on these selected assumptions. Actual results will differ if the actual outcome of the debt restructuring does not fully reflect these assumptions.

We cannot assure that the transactions comprising the debt restructuring will be consummated or that the assumptions outlined above will take place, or if the transactions comprising the debt restructuring are consummated that they will be so according to the terms specified above.

The unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes which immediately follow the unaudited pro forma consolidated financial information.

Net Serviços de Comunicação S.A.
Consolidated Statements of Operations
Unaudited Pro Forma Consolidated Balance Sheet
As of December 31, 2004
(U.S. dollars in thousands)

		Unaudited

	Historical	Adjustments for debt restructuring		Pro forma

Assets:
Cash and cash equivalents	US$ 121,061	US$ (16,065)	1a	US$ 104,996
Trade accounts receivable	55,634	-		55,634
Recoverable income taxes	43,491	-		43,491
Other current assets	8,486	-		8,486
Total current assets	US$ 228,672	US$ (16,065)		US$ 212,607

Property and equipment, net	367,367	-		367,367
Goodwill on acquisition of consolidated subsidiaries, net	270,821	-		270,821
Deferred and tax recoverable	75,566	1,075	1e	76,641
Other long-term assets	45,574	-		45,574
Total long-term assets	759,328	1,075		760,403

Total assets	US$ 988,000	US$ (14,990)		US$ 973,010

Liabilities:
Trade accounts payable	24,819	-		24,819
Accounts payable to programmers	50,582	-		50,582
Deferred revenue	32,759	-		32,759
Income tax payable	6,644	(1,329)	1f	5,315
Current portion of long-term debt	235,146	(217,495)	1b	17,651
Interest payable	25,519	(25,519)	1b	-
Due to related companies	14,333	(14,333)	1b	-
Other current liabilities	49,567	6,975	1d	56,542
Total current liabilities	439,369	(251,701)		187,668

Long-term debt, less current portion	330,554	-		330,554
Reserve for contingencies	185,860	-		185,860
Due to related companies	420	-		420
Other long-term liabilities	28,146	-		28,146
Total long-term liabilities	544,980	-		544,980

Stockholders’ equity:

Preferred stock	1,493,279	214,656	1a	1,707,935
Common stock	811,737	25,231	1a	836,968
Additional paid in capital	133,440	-		133,440
Accumulated deficit	(2,187,850)	(3,176)	1c	(2,191,026)
Accumulated other comprehensive loss	(246,955)	-		(246,955)
Total stockholders’ equity	3,651	236,711		240,362

Total liabilities and stockholders’ equity	US$ 988,000	US$ (14,990)		US$ 973,010

Net Serviços de Comunicação S.A.
Consolidated Statements of Operations
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003
(U.S. dollars in thousands)

		Unaudited

	Historical	Adjustments for debt restructuring		Pro forma

Revenues:
Subscriptions	US$ 448,254	US$		US$ 448,254
Sign-on and hook-up fee revenues	8,846			8,846
Telecommunication service revenues	-			-
Pay-per-view	17,152			17,152
Other services	10,035			10,035
Taxes and other deductions from revenues	(91,972)			(91,972)
Net operating revenues	392,315			392,315
Operating cost and expenses:
Programming and other direct operating costs	(214,240)			(214,240)
Selling, general and administrative expenses	(77,163)			(77,163)
Depreciation and amortization	(63,727)			(63,727)
Other	(2,364)			(2,364)
Total operating costs and expenses	(357,494)			(357,494)

Operating income	34,821			34,821
Other income (expenses)
Gain (loss) on exchange rate, net	39,421	(38,024)	2a	1,397
Interest expense, net	(83,271)	54,440	2b	(28,831)
Other operating expenses, net	(31,160)			(31,160)
Total other expenses	(75,010)	16,416		(58,594)

Equity in results of investees	(580)			(580)
Loss before income tax	(40,769)	16,416		(24,353)

Income tax benefit (expense)	(5,089)	623	2d	(4,466)

Loss before discontinued operations	(45,858)	17,039		(28,819)

Loss from discontinued operations	455			455

Net loss	US$ (45,403)	US$ 17,039		US$ (28,364)

Net Serviços de Comunicação S.A.
Consolidated Statements of Operations
Unaudited Interim Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004
(U.S. dollars in thousands)

		Unaudited

	Historical	Adjustments for debt restructuring		Pro forma

Revenues:
Subscriptions	US$ 531,137	US$		US$ 531,137
Sign-on and hook-up fee revenues	8,430			8,430
Pay-per-view	20,939			20,939
Other services	13,823			13,823
Taxes and other deductions from revenues	(107,125)			(107,125)
Net operating revenues	467,204			467,204
Operating cost and expenses:
Programming and other direct operating costs	(234,370)			(234,370)
Selling, general and administrative expenses	(109,761)			(109,761)
Depreciation and amortization	(56,736)			(56,736)
Other	4,430			4,430
Total operating costs and expenses	(396,437)			(396,437)

Operating income	70,767			70,767
Other income (expenses)
Gain (loss) on exchange rate, net	31,605	(15,236)	2a	16,369
Interest expense, net	(107,206)	99,827	2b	(7,379)
Other operating expenses, net	(42,816)	25,000	2c	(17,816)
Total other expenses	(118,417)	109,591		(8,826)

Equity in results of investees	1,640			1,640
Income (loss) before income tax	(46,010)	109,591		63,581

Income tax benefit (expense)	(41,948)	852	2d	(41,096)
Income (loss) before discontinued operations	(87,958)	110,443		22,485

Loss from discontinued operations	(7,860)			(7,860)

Net income (loss)	US$ (95,818)	US$ 110,443		US$ 14,625

Net Serviços de Comunicação S.A.

Notes to Unaudited Pro Forma Consolidated Financial Information

(Expressed in thousands of United States dollars, unless otherwise stated)

Due to a lack of liquidity resources and difficulty in obtaining alternate financing at reasonable interest rates to repay the principal and satisfy the obligations under the terms of its debt instruments, in December 2002, the Company ceased making payments on its outstanding debt and entered into negotiations with its various lenders and credit holders. The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new notes with extended maturity dates, a more favorable interest rate and lower currency exposure for the Company’s; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

The pro forma adjustments included in the unaudited pro forma consolidated financial information are as follows:

1. Pro Forma adjustments to recognize the consummation of the debt restructuring on the balance sheet as of December 31, 2004:

a. Sale of preferred and common shares for cash and conversion of Globopar’s credit amount into common shares:

  Reflects the net of (1) the preferred shares increase in connection with the issuance of 1,079,874,843 of preferred shares at a price of US$0.13 (equivalent to R$0.35) per share and (2) legal fees and other direct costs associated with the shares issuance in the amount of US$446.

  Reflects the net of (1) the common shares increase in connection with the issuance of 560,776,966 of common shares at a price of US$0.13 (equivalent to R$0.35) per share and (2) legal fees and other direct costs associated with the shares issuance in the amount of US$307.

  Reflects the conversion of R$64,530 (US$24,310) related to obligations owed to Globopar and its affiliates into 184,370,187 of common shares at a price of R$0.35 (equivalent to US$0.13). The difference between the conversion price of R$0.35 (equivalent to US$0.13) and the stock price determined based on the market quote is accounted for as a dividend to Globopar upon the consummation of the transaction.

  Reflects the pre-payment of debt in the total amount of US$206,123.

  Reflects the payment of US$25,519 related to interest on the new notes.

b. Since the total aggregated future cash payments under the terms specified by the new debt instruments exceeds the total carrying amount of debt, interest expense will be determined using an effective interest rate that equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the outstanding debt (at an average rate of 1.22%). As a result, prospectively, the excess of the aggregated future cash payments over the carrying amount of debt will represent a reduction from the interest expense based on the terms of the new debt instruments. The table below summarizes the accounting entries, the reclassifications made and the pre-payment of debt in connection with the debt restructuring.

Description	(U.S. dollars in thousands)

Old debt:
Current Portion of long-term debt	US$ 235,146
Interest payable	25,519
Other current liabilities (UCP – União de Comércio e Participações Ltda)	1,099
Due to related companies	14,333
Long-term debt	330,554
Outstanding carrying amount before restructuring	US$ 606,651

Pre-payment	(206,123)	(i)
Reclassification of withholding income tax	(456)	(ii)
Reclassification of IOF financial operation charges	(1,379)	(ii)
Payment of interest on the new notes	(25,519)	(iii)
Capitalization of obligations due to related companies	(24,310)	(iv)
	(257,787)

New debt:	348,864
Other current liabilities (UCP – União de Comércio e Participações Ltda)	(659)	(v)
Less current portion of long-term debt	(17,651)	(vi)
Long-term debt	US$ 330,554

(i) Reflects the pre-payment of debt in the total amount of US$206,123.

(ii) Reclassification of withholding income tax and financial transaction charges levied over the old debt and previously included in the “interest and other financial charges payable” account to the “other current liabilities” account due at the closing date.

(iii) Payment of interest on the new notes for the period from July 1, 2004 to December 31, 2004.

(iv) On May 3, 2004, the Company’s shareholder Globopar, as guarantor under the International Finance Corporation facility, or IFC facility, paid all amounts owed by us to the IFC. As part of the debt restructuring, the obligations due to Globopar, was settled including such credits, in the amount of R$64,530 (US$24,310), by converting such obligations into 184,370,187of the Company’s common shares.

(v) Represents the difference between US$ 1,099 (other current liabilities) and 40% that was pre-paid.

(vi) Excess of cash over estimated interest expense to be paid in the next 12 months is classified as current liabilities.

c. Reflects the net of (1) (US$1,790) IOF financial transaction charges, (2) (US$882) CPMF federal tax on financial transactions levied on a rate of 0.38% on withdrawals from checking accounts, (3) (US$2,908) costs of the bridge loan to finance the cash to be paid to the creditors and (4) US$2,404 tax effect of the pro forma adjustments. Income taxes are calculated on a legal entity basis in Brazil. The accounting entries related to the debt restructuring were recorded in the appropriate legal entity that holds the old debt agreements. Some of those entities are not generating taxable income, thus the adjustments impacted the income and social contribution taxes only for the legal entities that are presenting taxable income.

d. Reflects the net of (1) reclassification of IRRF withholding income tax of US$456 and IOF financial transaction charges of US$1,379 levied as described in item 1b above (2) payment of 40% other current liabilities (UCP – União de Comércio e Participações Ltda.) US$440 and (3) the accrual of (i) US$1,790 of IOF financial transaction charges levied over the new debt, (ii) US$882 of CPMF federal tax on financial transactions levied on a rate of 0.38% on withdrawals from checking accounts, (iii) the accrual of US$2,908 related to costs of the bridge loan to finance the cash to be paid to the creditors.

e. The deferred income taxes were calculated over the temporary difference between the accounting treatment of debt restructuring in the Brazilian GAAP and the U.S. GAAP financial statements. While for Brazilian GAAP, the forgiveness of default penalties are being recognized in the statement of operations as a gain, no gain was recognized for U.S. GAAP purposes when applying SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

f. Income taxes are calculated on a legal entity basis in Brazil. The accounting entries related to the debt restructuring were recorded in the appropriate legal entity that holds the old debt agreements. Some of these entities did not generate taxable income, thus the adjustments impacted the income and social contribution taxes only for the legal entities which presented taxable income.

The debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.” Interest expense is determined using an effective interest rate that equates the present value of the aggregated future cash payments specified by the new debt instruments with the total carrying amount of the outstanding debt at the closing date. The pro forma adjustments to the statements of operations are as follows:

2. Pro forma adjustments to recognize the consummation of the debt restructuring in the statements of operations for the years ended December 31, 2003 and 2004:

a. Pro forma adjustment to reflect the reduction in the foreign currency exchange gains of US$38,024 for the years ended December 31, 2003 and US$15,236 for the years ended December 31, 2004.

b. Pro forma adjustment to reflect the reduction in the interest expense resulting from a lower debt loan and as a result of applying the interest method of accounting, based on an effective average interest of 1.22% or US$54,440 for the year ended December 31, 2003 and US$99,827 for the year ended December 31, 2004. Under the Interest Expense account in the consolidated statement of operations, the Company also record interests over contingency processes, late payments to suppliers and programmers, and late payments of taxes payable. Those interests for the year ended December 31, 2003 were approximately US$21,000 higher when compared with the year ended December 31, 2004.

c. Represents the elimination of total one-time costs associated with the debt restructuring that were recognized in the historical consolidated statement of operations for the year ended December 31, 2004.

d. Represents the net effect of (1) the tax effect of the pro forma adjustments at the statutory income and social contribution rate of 34% and (2) the deferred income tax effect.

The total aggregated future cash payments of the debt according to the new terms was calculated assuming an annualized CDI rate of 18.75% for the new reais senior secured debt. The CDI rate is a fluctuating rate. Had the total aggregated future cash payments been calculated using a CDI rate of 19.75%, for instance, the impact on the total aggregated future cash payments for the first year and for the entire period would have been approximately US$1,000 and US$3,300, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.